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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  FORM 10-C

               REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ

                         INTERDEALER QUOTATION SYSTEM

                 FILED PURSUANT TO SECTION 13 OR 15(d) OF THE

               SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17

                             OR 15d-17 THEREUNDER

                           BRASSIE GOLF CORPORATION
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                (Exact name of issuer as specified in charter)

                         5806 A BRECKENRIDGE PARKWAY
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                   (Address of principal executive offices)

Issuer's telephone number, including area code   (813) 621-5643
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                  I. CHANGE IN NUMBER OF SHARES OUTSTANDING

        Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1. Title of security  COMMON SHARES
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2. Number of shares outstanding before the change  17,678,066
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3. Number of shares outstanding after the change  23,741,432
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4. Effective date of change  September 6, 1996
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5. Method of change:

        Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

              Issuance of Common Stock in connection with (1) settlement of
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              litigation and (2) convertible debenture
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        Give brief description of transaction

              (1) 2/21/96  25,000 shares
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              (2) 5/13/96-9/6/96  6,038,366 shares
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                         II. CHANGE IN NAME OF ISSUER

1. Name prior to change
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2. Name after change
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3. Effective date of charter amendment changing name
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4. Date of shareholder approval of change, if required
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Date  September 27, 1996                    /s/  William E. Horne
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                                                 President